

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2009

<u>VIA U.S. Mail and Facsimile</u>

Anita K. Ho
Chief Financial Officer
Alliance Fiber Optic Products, Inc.
275 Gibraltar Drive
Sunnyvale, CA 94089

> **Re: Alliance Fiber Optic Products, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 000-31857**

Dear Ms. Ho:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenues, Comparison of Fiscal Year 2008 and Fiscal Year 2007, page 23

1.   We note that your discussion of the change in revenue refers to the impact of lower average selling prices. In future filings please enhance your discussion by describing the factors leading to lower average selling prices in 2008. Please also clarify whether you expect future declines in average selling prices and the potential impact on future operations, if applicable.

Item 8. Consolidated Financial Statements

Consolidated Statements of Operations, page 29

2.   We note that you present stock-based compensation charges on the face of the statements of operations in a table that presents total stock-based compensation. Consistent with the guidance in SAB Topic 14-F, in future filings please present stock-based compensation charges in a parenthetical note to the appropriate income statement line items or remove the total stock-based compensation line from the table. As indicated in the referenced guidance, you may also present the information in the footnotes to the financial statements or within MD&A.

Note 1. The Company and Summary of Significant Accounting Policies, page 32

Cash, cash equivalents, short term investments and long-term investments, page 32

3.   We note the disclosure on page 49 that you elected the fair value option for your auction rate securities and transferred the ARS from available-for-sale to the trading category. The disclosure on page 32 continues to state that all investments are classified as available-for-sale. In future filings, please address your accounting for the ARS as trading securities under SFAS 115.

Note 2. Stock-based Compensation, page 36

4.   We note the statement on page 36 that there was no unrecognized compensation cost at December 31, 2008. However, we see that you granted stock options during the year ended December 31, 2008 and that options issued under your plans vest over four years. Please reconcile these two statements.

Certifications, page 57 and 58

5.   In future filings the certifications required by Item 601(b)(31) and (32) of
        Regulation S-K should be filed as exhibits to your filing rather than included in
        the body of the 10-K document.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter with your
response that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that
we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

   ·   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Anita K. Ho
Alliance Fiber Optic Products, Inc.
June 16, 2009
Page 4

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Accounting Reviewer